FILED PURSUANT TO RULE 433
File No. 333-270327

CITIGROUP INC.

$1,100,000,000

5.411% FIXED RATE RESET CALLABLE SUBORDINATED NOTES DUE 2039

Terms and Conditions

Issuer:	Citigroup Inc.

Ratings*:	Baa2 / BBB / BBB+ (Stable Outlook / Stable Outlook / Stable Outlook) (Moody’s / S&P / Fitch)

Ranking:	Subordinated. See “Subordination” below.

Trade Date:	September 12, 2024

Settlement Date:	September 19, 2024 (T+5 days)

Maturity:	September 19, 2039

Par Amount:	$1,100,000,000

Treasury Benchmark:	3.875% due August 15, 2034

Treasury Price:	$101-19

Treasury Yield:	3.681%

Re-offer Spread to Benchmark:	T10+173 bp

Re-offer Yield:	5.411%

Initial Fixed Rate Coupon:	5.411% per annum, payable semiannually in arrears on each March 19 and September 19, beginning on March 19, 2025, from, and including, the Settlement Date to, but excluding, September 19, 2034 (the “initial fixed rate period”). Following New York business day convention during the initial fixed rate period.

Subsequent Fixed Rate Coupon:	From, and including, September 19, 2034 (the “reset date”) to, but excluding, Maturity (the “subsequent fixed rate period”), an annual fixed rate equal to the five-year treasury rate as of the reset determination date plus 1.730%, payable semiannually in arrears on each March 19 and September 19, beginning on March 19, 2035 and ending at Maturity or any earlier redemption date. Following New York business day convention during the subsequent fixed rate period.

CITIGROUP INC.

$1,100,000,000

5.411% FIXED RATE RESET CALLABLE SUBORDINATED NOTES DUE 2039

Five-Year Treasury Rate:

The average of the yields on actively traded U.S. treasury securities adjusted to constant maturity, for five-year maturities, for the five business days appearing under the caption “Treasury Constant Maturities” in the most recently published statistical release designated H.15 Daily Update or any successor publication which is published by the Federal Reserve Board as of 5:00 p.m. (Eastern Time) as of the reset determination date, as determined by the calculation agent in its sole discretion.

If no calculation is provided as described above, then the Issuer (or its affiliate) will use a substitute or successor rate that it has determined, in its sole discretion after consulting any source it deems to be reasonable, is (i) the industry-accepted substitute or successor for the five-year treasury rate or (ii) if there is no such industry-accepted substitute or successor for the five-year treasury rate, a substitute or successor rate that is most comparable to the five-year treasury rate. Upon selection of a substitute or successor rate, the Issuer (or its affiliate) may determine, in its sole discretion after consulting any source it deems to be reasonable, the day count convention, the business day convention, the definition of business day, the reset determination date and any other relevant methodology or definition for calculating such substitute or successor rate, including any adjustment factor it determines is needed to make such substitute or successor rate comparable to the five-year treasury rate, in a manner that is consistent with any industry-accepted practices for such substitute or successor rate.

Reset Determination Date:	Three business days prior to the reset date.

Public Offering Price:	100.000%

Net Proceeds to Citigroup:	$1,095,050,000 (before expenses)

Day Count:	30/360

Defeasance:	Applicable. Provisions of Sections 11.02 and 11.03 of the Indenture apply

Redemption at Issuer Option:	We may redeem the subordinated notes, at our option, (i) in whole, but not in part, on September 19, 2034, or (ii) in whole at any time or in part from time to time, on or after August 19, 2039 at a redemption price equal to the sum of 100% of the principal amount of the subordinated notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Redemption for Tax Purposes:	We may redeem the subordinated notes, at our option, in whole at any time, but not in part at a redemption price equal to 100% of the principal amount of the subordinated notes plus accrued and unpaid interest thereon to, but excluding, the date of redemption, if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the subordinated notes to non-U.S. persons.

Subordination:	The subordinated notes will rank subordinate and junior in right of payment to Citigroup’s Senior Indebtedness as defined in “Description of Debt Securities – Subordinated Debt” in the Issuer’s base prospectus dated March 7, 2023.

Sinking Fund:	Not applicable

CITIGROUP INC.

$1,100,000,000

5.411% FIXED RATE RESET CALLABLE SUBORDINATED NOTES DUE 2039

Minimum Denominations/Multiples:	$1,000 / multiples of $1,000 in excess thereof

CUSIP:	17327C AU7

ISIN:	US17327CAU71

Sole Book Manager:	Citigroup Global Markets Inc.
Senior Co-Managers:

Banco de Sabadell, S.A.

BBVA Securities Inc.

BMO Capital Markets Corp.

Capital One Securities, Inc.

Commerz Markets LLC

MUFG Securities Americas Inc.

NatWest Markets Securities Inc.

Nomura Securities International, Inc.

PNC Capital Markets LLC

RB International Markets (USA) LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

CITIGROUP INC.

$1,100,000,000

5.411% FIXED RATE RESET CALLABLE SUBORDINATED NOTES DUE 2039

Junior Co-Managers:

Academy Securities, Inc.

AmeriVet Securities, Inc.

ANZ Securities, Inc.

Bank of China Limited, Singapore Branch

BNY Mellon Capital Markets, LLC

C.L. King & Associates, Inc.

CastleOak Securities, L.P.

CIBC World Markets Corp.

Citizens JMP Securities, LLC

Commonwealth Bank of Australia

DBS Bank Ltd.

Desjardins Securities Inc.

DZ Financial Markets LLC

Fifth Third Securities, Inc.

HSBC Securities (USA) Inc.

Huntington Securities, Inc.

KeyBanc Capital Markets Inc.

M&T Securities, Inc.

Macquarie Capital (USA) Inc.

Mizuho Securities USA LLC

nabSecurities, LLC

National Bank of Canada Financial Inc.

Natixis Securities Americas LLC

Oversea-Chinese Banking Corporation Limited

R. Seelaus & Co., LLC

Regions Securities LLC

Samuel A. Ramirez & Company, Inc.

SG Americas Securities, LLC

Siebert Williams Shank & Co., LLC

Tigress Financial Partners LLC

Truist Securities, Inc.

UniCredit Capital Markets LLC

Westpac Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-270327. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.